Exhibit 7.9
FEBRUARY 4, 2011 LETTER

[Siemens Hearing Instruments, Inc. Letterhead]
February 4, 2011
     Via Telecopy and eMail
Steven Hansbrough HearUSA, Inc. 1250 Northpoint Parkway West Palm Beach, Florida 33407
     Re: Canadian Sale Proceeds
     Dear Mr. Hansbrough:
     This follows up on our conference call held on Wednesday, February 2, 2011. The call was held at HearUSA’s request to discuss Siemens’ conclusion that the loan prepayment made by HearUSA following the sale of its Canadian business on April 27, 2009 was materially less than required under the terms of the Credit Agreement. The amount of the shortfall identified by Siemens is $2,257,134. As you know, the basis for Siemens’ calculation was explained in letters from Nic Gaeta dated November 10, 2010 and December 17, 2010. On our call we discussed the analysis presented on behalf of HearUSA in a memorandum from Frank Puñal dated January 31, 2011, in which Mr. Puñal sought to challenge Siemens’ calculation of the shortfall.
     In short, Siemens’ conclusions following our call are:
•	The calculation presented in Nic Gaeta’s two letters is correct, and accordingly $2,257,134 is immediately payable by HearUSA.

•	The contentions presented on behalf of HearUSA on this matter are simply not credible. They rely on an entirely implausible purported interpretation of the Credit Agreement and on factual allegations that are untrue.

•	Indeed, HearUSA’s position is so patently unsupportable that it causes us to question HearUSA’s good faith — something we have thus far assumed.
     The basis for these conclusions are summarized below.
     Credit Agreement
     The Second Amended and Restated Credit Agreement, dated as of December 30, 2006 and as subsequently amended, by and between HearUSA, Inc., as borrower, and Siemens Hearing Instruments, Inc., as lender, governs the rights and obligations of the parties.
     Section 2.05(c) of the Credit Agreement, as amended by the Third Amendment to the Credit Agreement, provides as follows:
     The Borrower shall prepay the Loan Balance contemporaneously with the closing of any sale or other disposition of a material part of its operating assets outside of the ordinary course of business, whether by sale of assets, transfer of stock, merger, reorganization or otherwise, in an amount equal to 50% of the Net Proceeds of such transaction. For purposes of this Agreement, “Net Proceeds” shall mean the result obtained by subtracting (i) an amount equal to Borrower’s taxes payable as a result of the transaction in question plus Borrower’s out of pocket expenses incurred in connection with the transaction in question, from (ii) the sum of (A) the cash paid, the market value of marketable equity or debt securities or interests, and the fair value of unmarketable equity or debt securities or interests issued or issuable (including the amounts reasonably expected to be recovered out of any escrow) to the Borrower, its Subsidiaries or its shareholders in connection with such transaction; (B) the principal amount of indebtedness (other than accounts payable and other normal accruals) of the Borrower or its Subsidiaries assumed by an acquiring party in connection with such transaction; and (C) the fair present value of absolute or contingent future payments obligations, such as earn-outs, arising in connection with such transaction that would be reasonably considered as part of the total consideration under generally accepted accounting principles.
     Section 8.02 of the Credit Agreement provides in relevant part as follows:
     “No amendment or waiver of any provision of this Agreement nor consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing and signed by the Lender and the Borrower.”
     The Canadian Sale Transaction
     HearUSA’s sale of its Canadian business was effected pursuant to an Asset Purchase Agreement, dated as of April 27, 2009, among Helix Hearing Inc., Helix Hearing Care of America Corp. and 3371727 Canada Inc. (the “APA”). We understand that the closing of the sale transaction contemplated by the APA took place on April 27, 2009.
     Siemens did not participate in the negotiation of the APA and had no involvement in setting (or approving) the transaction structure established by the APA.
     Pursuant to the Credit Agreement, 50% of the Net Proceeds (as defined therein) resulting from the APA transaction were required to be applied by HearUSA to the repayment of its outstanding loan balance. The first email correspondence of which we are aware between HearUSA and Siemens on the topic of the Net Proceeds calculation for the Canadian sale, took place on May 15, 2009 — more than two weeks after the closing of the Canadian sale transaction. But even that email correspondence related to a preliminary calculation of Net Proceeds and provided no supporting detail.
     Siemens’ email records reflect that we made requests of HearUSA for details of the Net Proceeds calculation on June 8, 2009, September 15, 2009 and September 24, 2009. On April 28, 2010, Mr. Puñal advised us that the Net Proceeds calculation still had not been finalized. In June 2010, PwC began requesting information on the Net Proceeds issue. HearUSA did not provide its “final” calculation of Net Proceeds until September 23, 2010. Consequently, PwC’s analysis of the Net Proceeds calculation on behalf of Siemens could only began in earnest after that information was provided by HearUSA.
     Siemens promptly concluded its analysis and advised HearUSA of its disagreement with HearUSA’s Net Proceeds calculation by letter dated November 10, 2010.
     The Disputed Deductions From Net Proceeds
     Based on the information provided by HearUSA, it appears that in calculating Net Income, HearUSA deducted the following amounts (all in Canadian dollars):

Negative cash (net borrowing)	594,392
Payable to Life Style	97,032
Accrued expenses	184,363
Accrued salaries	209,635
Current portion of long-term debt	437,749
Long-term debt	65,325
Intercompany payable	4,207,407
Other expenses incurred for wind-up	51,957
Wind up expenses	100,000
     As discussed below, none of these deductions is valid under the definition of Net Proceeds.
     HearUSA’s Position
     HearUSA’s position, as articulated in Mr. Puñal’s memo of January 31, 2011 and on our conference call, appears to be as follows:
•	Each deduction is an out-of-pocket expense incurred in connection with the Canadian sale transaction.

•	Even if the deductions are not out-of-pocket expenses incurred in connection with the Canadian sale transaction, the APA could have been written in a way that produced a Net Proceeds calculation of the same amount as HearUSA’s, and HearUSA omitted to insist on such a re-write on the basis of a waiver by Siemens of the provisions of the Credit Agreement.

•	Siemens took too long to object to HearUSA’s calculation and so its objections are invalid.
     With due respect, none of these positions passes the “blush” test. We briefly address each of them in turn.
     “The disputed deductions are all out-of-pocket expenses incurred in connection with the Canadian sale transaction.”
     The disputed deductions claimed by HearUSA in its calculation of Net Proceeds broadly relate to settlement of intercompany items, debt, and accrued expenses attributable to the pre-sale operations of the Canadian business and unrelated to the transaction. Even on the most generous parsing of the Credit Agreement, none of these purported deductions qualifies. The largest disputed deduction (intercompany payable, C$4,207,407) is perhaps also the most egregious. When you sold the Canadian business, you wrote off the receivable due from your Canadian subsidiary. You told us on our call that the receivable reflected accumulated charges by HearUSA for services provided over a period of years to the Canadian subsidiary. There is absolutely no way that a write-off of a payable due to you from your own subsidiary can be an out-of-pocket transaction expense within the meaning of the Credit Agreement.

     In contrast to the deductions relating to intercompany accruals, some of the disputed deductions relate to accruals of expenses payable to third parties. Those deductions are no more valid than the intercompany items, however, because they also fail to satisfy the requirements of the Net Proceeds definition. On our call you agreed that all of these accruals were for expenses that were incurred in the operation of the Canadian business and were not caused by the sale transaction. Your rationale for re-characterizing these already-incurred operating expenses as out-of-pocket transaction expenses was that under the APA the obligation to pay such existing liabilities was retained by the seller and in some cases accelerated payment was required. This argument simply doesn’t work. The expenses reflected in these accruals were not “incurred in connection with” the Canadian sale transaction. The fact that some of those expenses were required to be paid early under the terms of the APA does not mean that they were incurred in connection with the Canadian sale transaction; acceleration of the payment of the already incurred liabilities does not transform them into transaction related expenses.
     Finally, the disputed deductions that relate to debt are also clearly invalid — first, because repayment of debt is fundamentally not an “out-of-pocket expense”, and second, because the Credit Agreement clearly provides that even if debt is assumed by the purchaser, there is no corresponding reduction in Net Proceeds.
     “We could have structured the transaction differently but in reliance on Siemens’ waiver, we didn’t.”
     The simplest answer to this contention is that the Credit Agreement’s definition of Net Proceeds does not address hypothetical transaction structures, it only addresses the actual transaction structure.
     As for your contention that Siemens somehow acquiesced in the transaction structure and thereby waived its right to rely on the definition of Net Proceeds, that contention is not only contrary to the express terms of the Credit Agreement, but it is also completely inconsistent with the actual facts. As explained above, Siemens did not participate in structuring the transaction and the first preliminary calculation of Net Proceeds provided by HearUSA was delivered after the closing of the transaction.
     “Siemens took too long.”
     The final Net Proceeds calculation was not delivered by HearUSA until late September 2010 — nearly 17 months after the closing of the Canadian sale transaction and then only after repeated requests from Siemens for that information over several months. Siemens then completed an expeditious review of the data (incurring significant expenses to facilitate a timely and expert analysis) and promptly notified HearUSA of its disagreement by letter dated November 10, 2010. The only foot-dragging in this matter was that of HearUSA, not Siemens. This final contention, like the others, is completely meritless.
* * *
     Siemens believes that too much time, money and executive management attention already has been spent on this matter. We have been extremely patient and accommodating — as you are well aware, under the Credit Agreement your loan prepayment from the proceeds should have been made in April 2009. For the reasons outlined above, we believe your objections to our calculation of Net Proceeds not only lack merit but are so patently wrong that they cannot be asserted by you in good faith. By separate letter, we will repeat our demand for payment.
     We understand that today HearUSA commenced an action styled HearUSA, Inc. vs. Siemens Hearing Instruments, Inc. in the Supreme Court of the State of New York, seeking a declaratory judgment with respect to the issue discussed above. We believe the action to be frivolous and we reserve all rights in connection therewith including, but not limited to, seeking any appropriate sanction available.
Very truly yours,

SIEMENS HEARING INSTRUMENTS, INC.
/s/ Brian Kinnerk
Chief Executive Officer
Siemens Hearing Instruments, Inc.